Green Technology Solutions, Inc.
2880 Zanker Road, Suite 203
San Jose, CA  95134

August 9, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

RE:          Green Technology Solutions, Inc.
Registration on Form S-1, filed on April 27, 2015 (File No. 1-11248)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Green Technology Solutions, Inc. hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the registrant's registration statement on Form S-1, File Number 1-11248, together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was initially filed with the Commission on April 27, 2015.

At this time the registrant has not progressed sufficiently with the execution of its business plan to justify the secondary shelf registration statement. The Registration Statement has not been declared effective by the Commission and the registrant hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The registrant further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send a copy of the order granting the withdrawal to the undersigned at 2880 Zanker Road, Suite 203, San Jose, CA 95134 or via email at kathydelaney1950@yahoo.com with a copy to our legal counsel, Robert L. Sonfield, Jr. of Sonfield & Sonfield, via email: robert@sonfield.com.

If you have any questions regarding this application, please contact Robert L. Sonfield, Jr. of Sonfield & Sonfield by telephone at (713) 877-8333 or by email at robert@sonfield.com. Thank you for your attention to this matter.

Yours very truly

/s/ Kathleen Delaney
Kathleen Delaney
Trustee, Interim Director, and Interim President
Cc:	Robert L. Sonfield, Jr.
Sonfield & Sonfield